May 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ibolya Ignat
Jane Park
Kate Tillan
Laura Crotty

Re:	Talaris Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333- 255316)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 750 copies of the Preliminary Prospectus dated May 3, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:01 p.m. Eastern Time, on May 6, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

SVB LEERINK LLC

EVERCORE GROUP L.L.C.

GUGGENHEIM SECURITIES, L.L.C.

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

SVB LEERINK LLC

By:	/s/ Irena Melnikova
Name: Irena Melnikova
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Nishant Saxena
Name: Nishant Saxena
Title: Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Jordan Bliss
Name: Jordan Bliss
Title: Senior Managing Director

[Signature Page to Talaris Therapeutics, Inc. Acceleration Request]